Northern Dynasty Files Preliminary Prospectus

February 9, 2015 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that it has filed a preliminary short form prospectus qualifying the distribution of 35,962,735 common shares (the "Common Shares") of the Company. The Common Shares are issuable upon the exercise of the 35,962,735 special warrants (the “Special Warrants”) issued pursuant to a private placement that was completed in mid-January 2015. No additional shares are being offered under the prospectus. The prospectus is being filed together with a NI 43-101 technical report which updates certain technical information about the Pebble Project including mineral resources. Both documents will be available shortly at www.sedar.com.

The Special Warrants and the Common Shares have not been registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its annual Form 40-F filing with the United States Securities and Exchange Commission.